

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 2, 2017

<u>Via E-Mail</u>
Barry F. Cohen
Chief Executive Officer
AVRA Medical Robotics, Inc.
3259 Progress Drive Suite 126
Orlando, FL 32826

> **Re:** **AVRA Medical Robotics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 11, 2017**
> **File No. 333-216054**

Dear Mr. Cohen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2017 letter.

<u>Selling Shareholders, page 20</u>

1. We note your response to our prior comment number 11. As an affiliate of yours, it appears that Mr. Cohen may have facilitated a distribution of shares by you without registration to the referenced "third parties" as statutory underwriter. Provide your analysis of how sales to the third parties was not such a distribution, or provide additional disclosure explaining that these sales may not have been conducted in compliance with Section 5 of the Securities Act of 1933.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2. Please refer to comment 27. The audit report refers to the audit of the year ended December 31, 2015 whereas your financial statements are presented for the period from inception (February 4, 2015) to December 31, 2015. Please request your auditors to revise their audit report to refer to this period and not the year ended December 31, 2015.

Note 1. Organization and Basis of Accounting, page F-7

3. Please refer to comment 28. We do not see where your revised disclosure responds to our comment. Please tell us about your relationship with AVRA Surgical and tell us whether the AVRA technology being used by AVRA Medical Robotics was initially developed by AVRA Surgical. Also include a chronology of the development of the AVRA technology (the surgical robotic technology being used in your products) and the entities through which it was developed.

Note 3. Research Collaboration Agreement, page F-10

4. As requested in comment 29, please disclose how you account for research and development expenses. Refer to ASC 730-10-25-1.

You may contact Julie Sherman at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Dale S. Bergman, Esq.
       Gutierrez Bergman Boulris, PLLC